News Release
NYSE Alternext, TSX Symbol: NG

NovaGold Year-End Financial Results and Project Update

February 23, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, NYSE Alternext: NG) today announced the results of its fiscal year ended November 30, 2008 along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast on Tuesday, February 24, 2009 at 11am PST (2pm EST).

Toll-free 1-866-240-8955 or webcast at www.novagold.net

Highlights

  US$75 million financing completed in January 2009
  US$20 million bridge loan repaid through share conversion
  Donlin Creek gold project Feasibility Study results and initiation of permit process expected Q1-2009
  Galore Creek copper-gold project funding arrangements amended with Teck and studies define optimized development approach
  Rock Creek gold project assessment underway
  Conference call Tuesday, February 24, 2009 at 11 am PST (2 pm EST)

2008 represented a period of unprecedented market volatility and uncertainty, with historic changes in the public markets impacting every sector of the economy. Gold itself was one of the few bright spots in the marketplace as one of the only asset classes to maintain and even appreciate in value during the year. The last 12 months have been equally challenging for precious metals stocks including NovaGold. Setbacks at the Company’s Rock Creek project and uncertainty over the Company’s ability to secure financing and repay its short term debt last fall, combined with the sell off in the general market resulted in tremendous swings in valuation for the Company.

With the announcement in late December of a US$75 million investment by Electrum Strategic Resources, a New York based private equity firm, along with several other investors, and the conversion of the Company’s US$20 million bridge loan, NovaGold’s share price has outperformed the sector for the first two months of 2009. With one of the largest resource bases of any junior or mid-tier producing gold company, NovaGold is well positioned in 2009 to add value in the current rising Gold market.

Project Update

Donlin Creek Gold Project, Alaska

The Donlin Creek gold project is managed by a limited liability company owned 50% each by NovaGold and Barrick Gold U.S. Inc., a wholly-owned subsidiary of Barrick Gold Corporation. In June a preferred project design was selected for the Donlin Creek project and the partners undertook to complete a feasibility study. The results of this feasibility study are expected to be available by the end of calendar Q1-2009 with the NI 43-101 technical report being available within 45 days thereafter. The Donlin Creek project is expected to have a throughput design of approximately 50,000 tonnes per day using onsite diesel and wind cogeneration for power. Using this design, Donlin Creek would operate for more than 20 years and potentially produce 1 to 1.5 million ounces of gold annually. Permitting would start in early 2009 with construction targeted to start in 2012. The feasibility study will provide updated operating and capital cost estimates for the project based on the revised project development plan.

Drill highlights from 2008 at Donlin Creek show that the deposits remain open to expansion laterally and at depth beyond the current resource pit boundary demonstrating the potential for significant resource expansion. An updated reserve/resource estimate is anticipated to be released as part of the feasibility work showing an overall increase in the contained gold for the project beyond that in the last resource estimate from June 2008.

Donlin Creek is located in southwestern Alaska and is one of the world’s largest undeveloped gold deposits. As currently envisioned, the mine would be developed as a high-tonnage open-pit year-round operation. NovaGold and Barrick are moving forward cooperatively to maximize the value of the Donlin Creek deposit by advancing the project through feasibility and permitting while bringing sustainable economic benefits to the local Native Alaskan communities in the region.

Galore Creek Copper-Gold-Silver Project, British Columbia

The Galore Creek project is managed by the Galore Creek Mining Corporation (GCMC), a partnership controlled equally by NovaGold and Teck Cominco. During 2008, an extensive engineering review to optimize the development plan for Galore Creek was undertaken. The results of these engineering optimization studies have identified a number of modified approaches to the project that show the potential for significant expansion of the project throughput, a shorter construction schedule, location of the process facilities to allow for future expansion, and fewer risks associated with construction and operations. As currently envisioned the project would be one of the world’s largest undeveloped copper-gold projects. In addition, current prices for key mine inputs including diesel, steel, major mechanical equipment and contract labor have decreased significantly since the peak levels in 2008 and indicate potential for reduced overall capital costs.

Also during 2008, construction work continued on the access road to connect the Galore Creek access road segments that were completed during the 2007 construction season with Highway 37. Land access has now been established to kilometer 40 at a lower cost than originally estimated. Going forward, in addition to maintaining the infrastructure investment to date on the project, work is expected to focus on road link-up to the south terminal of the Galore Creek access tunnel at kilometer 91, and finalization of optimization studies prior to an update to the project feasibility study.

Recently, the Province of British Columbia announced its plans to move forward with the environmental assessment process and First Nations consultation for the Northwest Transmission Line along Highway 37 which would provide access for the project to the BC Hydro electric grid.

In February 2009, the Company announced that it had amended the agreement with Teck Cominco for the Galore Creek Project, where Teck will now fund 100% of Galore Creek costs until the aggregate amount contributed by Teck after November 1, 2008, together with funds previously contributed by Teck on optimization studies, equals C$60 million. Both companies continue to hold 50% interests in the partnership but during the period of Teck’s sole funding, Teck will have a casting vote on the Partnership’s Management Committee with respect to the timing and nature of expenses to be funded. Following Teck’s $60 million contribution, all further costs at Galore will be funded by Teck and NovaGold in accordance with their respective partnership interests and there will no longer be any casting vote for either party.

Galore Creek is located in northwestern British Columbia and is one of the world’s largest undeveloped copper-gold deposits. As currently envisioned, the mine would be developed as a high-tonnage open-pit operation producing a high-quality precious, metal rich copper concentrate. Galore Creek Mining Corporation is committed to working at Galore Creek in a sustainable and responsible manner and to meeting all aspects of the participation agreement with its partners of the Tahltan Nation.

Rock Creek Gold Project, Alaska

The Rock Creek gold mine received regulatory authorizations and began the commissioning process in September 2008. In late November 2008, the Company decided to suspend the project as a result of unanticipated mechanical problems, challenges in meeting additional environmental requirements, uncertainty of anticipated project cash flow and uncertainty of the Company’s ability to finance itself during the severe prevailing credit and equity market conditions at that time. These start-up issues were further compounded by the effects of arctic winter weather conditions experienced in Nome, Alaska.

The Company continues to work with state and federal regulators to meet its environmental requirements and is completing a detailed project assessment to determine the cost, timing and requirements to successfully restart the commissioning process.

As a growth-focused precious metals company, NovaGold is committed to creating shareholder value while working responsibly with the communities in which our projects are based to bring long-term sustainable economic development. We look forward to reporting on further developments on the Company's projects during the months ahead.

Results of Operations

Due to a change in accounting policy relating to exploration expenditures, results for 2007 have been restated. Refer to note 2 of the consolidated financial statements for the year ended November 30, 2008 for details.

For the year ended November 30, 2008, the Company reported a loss of $195.0 million (or $1.84 per share) compared to a restated loss of $109.0 million (or $1.10 per share) for the previous year. The 2008 loss was after non-cash asset impairment costs of $160.9 million at the Rock Creek mine with no comparable amount in 2007. The loss before impairment costs for 2008 was $34.1 million compared with $109.0 million for 2007.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $2.2 million during the year ended November 30, 2008 compared with $1.1 million in 2007. The increase was due to the increased sales of land in Nome, Alaska. Interest income decreased to $2.2 million for the year ended November 30, 2008 compared with $6.0 million in 2007, due to lower average cash balances.

Expenses for the year ended November 30, 2008 were $77.9 million compared to $184.1 million in 2007. The decrease is primarily due to the following:

  As discussed in note 2 of the consolidated financial statements, the Company has changed its accounting policy regarding exploration expenditures and now expenses exploration as incurred. Due to an increased focus on the Company’s core development assets, exploration expenditures have decreased from $66.5 million in 2007 to $49.6 million in 2008. Of the exploration costs in 2008, $15.3 million on a cash basis was funded by Teck.

  At the end of 2007 the Canadian dollar was trading close to a 30-year high against the US dollar. Due to the effect of the weakening of the Canadian dollar since then, on the difference between the Company’s US dollar cash balances and its US dollar liabilities, foreign exchange losses substantially increased from $3.6 million in 2007 to $28.7 million in 2008.

  In 2007 the Company made a provision of $93.1 million, on a 100% basis, for suspension and demobilization costs at the Galore Creek project. In 2008 these expensed suspension costs were reduced by $36.1 million primarily as a result of funds being used to acquire construction equipment of $38.0 million, including assuming $3.0 million of capital leases, rather than incurring stand-by charges and other contract break fees.

  The decrease in non-cash stock-based compensation expense to $1.4 million in 2008 from $2.0 million in 2007, due to decrease in stock option grants in 2008.

  Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications and professional fees, decreased to $15.0 million in 2008 compared with $18.9 million in 2007. The decrease is due to less corporate activity during 2008 as compared to the prior year.

  In 2008 the Company expensed $5.8 million of interest and accretion charges relating to the 5.5% US$95 million convertible notes issued in March 2008, and amounts payable Barrick related to Donlin Creek.

In 2008 the Company also disposed of its interest in the shares of US Gold Corporation for a gain of $15.3 million, disposed of its interests in NovaGreenPower (formerly Coast Mountain Power) for a gain of $32.0 million and incurred an asset impairment cost at the Rock Creek project of $160.9 million.

Outlook

At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $19.2 million. Subsequent to November 30, 2008 the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share and 750,000 warrants at $1.53 per share were exercised for net proceeds of $1.1 million. The Company also sold its holdings in Alexco Resource Corp. (“Alexco”) for net proceeds of $3.8 million.

Also subsequent to November 30, 2008, the Company renegotiated its agreement with Teck whereby Teck would cover 100% of the costs at Galore Creek from November 1, 2008 onwards to a total of approximately $44 million before NovaGold would be required to contribute further funds.

The Company’s three material projects are the Donlin Creek, Rock Creek and Galore Creek projects. The Company’s share of the 2009 budget at the Donlin Creek project is approximately US$14 million, part of which will be incurred completing the feasibility study and the remainder is planned to be used for permitting activities at the project. The Rock Creek project is in care and maintenance, pending a review of whether to recommence start-up at the project. The current care and maintenance budget at Rock Creek for 2009 is approximately US$7 million, excluding settlement of payables from 2008. The budget for care and maintenance and optimization studies activities at the Galore Creek Project for 2009 is $15.7 million, however, NovaGold is not required under its revised agreement with Teck to fund any of those costs.

The Company does not plan to commence development or construction at its Donlin Creek and Galore Creek projects in 2009, nor does it currently plan to recommence the start-up process at the Rock Creek project. However, the Company will need external financing to develop and construct its major properties and to fund the exploration and development of its other mineral properties in future years. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and/or results of operations and financial condition. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, any of its mineral properties.

At February 23, 2009, NovaGold had $83.9 million of unrestricted cash and cash equivalents, of which $3.6 million specifically relates to the Galore Creek project.

About NovaGold

NovaGold is a growth-focused precious metals company with exploration, development and mining properties in Alaska and Western Canada. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold. The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and NYSE Alternext under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.